Exhibit 1

SUBSCRIPTION AGREEMENT

           Subscription Agreement dated as of the 24th day of December, 2002, by and between Cedar Income Fund, Ltd., a Maryland corporation (the "Company"), and Homburg Invest USA Inc., a Colorado corporation (the "Subscriber").

W I T N E S S E T H :

          WHEREAS, the Company desires to issue and sell to the Subscriber preferred units (the “Preferred Units”) in Cedar Income Fund Partnership, L.P. (the “Partnership”), and the Subscriber desires to purchase the Preferred Units from the Company;

          NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties hereby agree as follows:

ARTICLE I

SUBSCRIPTION

          1.1 Subscription. Subject to the terms and conditions set forth herein, the Company hereby agrees to issue and sell to the Subscriber, and the Subscriber hereby agrees to subscribe for and purchase from the Company, on the Closing Date set forth in Article IV, 3,300 Preferred Units at a purchase price of $909.09 per Preferred Unit. On January 2, 2003, the Subscriber will convert 552 Preferred Units into 138,000 shares of Common Stock of the Company (the “Shares”).

          1.2 Purchase Price. The purchase price payable by the Subscriber hereunder will be paid by the Subscriber to the Company on the Closing Date by means of a wire transfer to an account and depository designated by the Company.

          1.3 Delivery of Shares. As promptly as practicable after January 2, 2003, the Company shall deliver to the Subscriber stock certificates representing the 138,000 shares of Common Stock.

          1.4 Terms of Preferred Units. The Preferred Units shall have the rights, preferences and designations set forth on Exhibit A attached hereto.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

          The Subscriber hereby represents, warrants, acknowledges and agrees with the Company as follows:

          2.1 Investment Intent. The Subscriber is acquiring the Shares and Preferred Units for its own account, for investment purposes only, and not with a view to, or in connection with, any resale or other distribution of such Shares or Preferred Units.

          2.2 No Registration under Federal or State Securities Laws. The Subscriber acknowledges that the Shares and Preferred Units have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state by reason of a specific exemption or exemptions from registration under the Securities Act and applicable state securities laws, and that the Company’s reliance on such exemptions is predicated on the accuracy and completeness of the Subscriber’s representations, warranties, acknowledgments and agreements herein. Accordingly, the Shares and Preferred Units may not be offered, sold, transferred, pledged or otherwise disposed of by the Subscriber without an effective registration statement under the Securities Act and any applicable state securities laws or an opinion of counsel acceptable to the Company that the proposed transaction will be exempt from registration. The Subscriber acknowledges that the Company is not required to register the Shares and Preferred Units under the Securities Act or any applicable state securities laws or to make any exemption from registration available. The Subscriber understands that the Shares and Preferred Units will bear legends substantially to the effect of the following:

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Act”), or the securities laws of any state. The securities may not be offered, sold, transferred, pledged or otherwise disposed of without an effective registration statement under the Act and under any applicable state securities laws, receipt of a no-action letter issued by the Securities and Exchange Commission (together with either registration or an exemption under applicable state securities laws) or an opinion of counsel acceptable to the Company that the proposed transaction will be exempt from registration under the Act and applicable state securities laws.

“The shares evidenced by this certificate are subject to, and may be sold, transferred or otherwise disposed of only upon compliance with, the terms and the provisions of a certain Agreement between Richard Homburg, Homburg Invest Inc. and Cedar Income Fund, Ltd., a copy of which is on file and may be examined at the office of the Secretary of Cedar Income Fund, Ltd.”

and that the Company will place a stop order against the transfer of the certificates representing the Shares and Preferred Units and refuse to effect any transfers thereof in the absence of satisfying the conditions contained in the foregoing legend.

          2.3 Investment Experience. The Subscriber has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of its investment in the Company and of protecting its own interests in connection therewith. The Subscriber is an “accredited investor” within the meaning of Rule 501(a) promulgated under the Securities Act.

          2.4 Access to Information. The Subscriber has had the opportunity to review all documents and information which the Subscriber has requested concerning its investment in the Company. The Subscriber has had the opportunity to ask questions of the Company’s management, which questions were answered to its satisfaction.

          2.5 Investment Risks. The Subscriber acknowledges that an investment in the Company involves substantial risks. The Subscriber is able to bear the economic risk of its investment for an indefinite period of time.

          2.6 Commissions and Advertising. The Subscriber has not paid or given any commission or other remuneration in connection with the purchase of the Shares or Preferred Units. The Subscriber has not received any public media advertisements and has not been solicited by any form of mass mailing solicitation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company hereby represents and warrants to the Subscriber as follows:

          3.1 Due Organization. The Company is duly organized, validly existing and in good standing under the laws of the State of Maryland.

          3.2 Proceedings. All proceedings required to be taken by or on the part of the Company to authorize it to carry out this Agreement have been duly and properly taken, subject to the Company obtaining any approval as set forth in Section 6.1 and Section 7.1.

          3.3 Valid Issuance. All of the Shares and Preferred Units, when delivered in accordance with the terms of this Agreement, will be validly issued and outstanding, fully paid and nonassessable.

          3.4 No Violations. Neither the execution and delivery of this Agreement nor the carrying out of the transactions contemplated hereby will result in violation of, or be in conflict with, the organizational documents of the Company or any agreement or indenture of any kind, order, rule, regulation, writ, injunction or decree of any court, administrative agency or governmental body to which the Company is subject or by which it is bound.

          3.5 SEC Reports. The Company has made available to the Subscriber its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2002, June 30, 2002 and September 30, 2002. Such reports, when filed, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE IV

CLOSING DATE

          4.1 Closing Date. The closing (the “Closing”) of the transactions contemplated hereby shall take place at the offices of Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038 at 10:00 a.m. on the date hereof (the “Closing Date”) or at such other time, place or date as the parties may agree.

ARTICLE V

CLOSING CONDITIONS OF SUBSCRIBER

          The obligations of the Subscriber under this Agreement are subject to the satisfaction of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part by the Subscriber.

          5.1 Director. Richard Homburg shall have been appointed as a director of the Company.

          5.2 Amendment to Agreement. Effective the Closing Date, the Agreement dated January 18, 2002 among the Company, Homburg Invest Inc. (the “Shareholder”) and Richard Homburg (the “Standstill Agreement”) is hereby amended to provide that the references in Section 1(a) to 29.9% shall not apply to the Shares issued pursuant to this Agreement or to the Common Stock which may be issuable upon conversion of the Preferred Units issued pursuant to this Agreement (collectively, the “New Equity”) and the 29.9% number shall be increased to reflect the issuance of the New Equity. If the ownership of the Shareholder and/or Subscriber is reduced at any time and from time to time below the percentage owned after giving effect to the New Equity, the Shareholder and/or the Subscriber shall remain at such reduced ownership percentage; provided, however, that the Shareholder and/or Subscriber shall at all times be entitled to maintain up to a 29.9% ownership interest. Except as amended hereby, the Standstill Agreement remains unmodified and in full force and effect.

ARTICLE VI

CLOSING CONDITIONS OF THE COMPANY

          The obligations of the Company under this Agreement are subject to the satisfaction of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part by the Company:

          6.1 Board Approval. The Board of Directors of the Company shall have approved this Agreement.

          6.2 Amendment to Standstill Agreement. The Standstill Agreement shall have been amended as set forth in Section 5.2.

ARTICLE VII

POST CLOSING COVENANTS

          7.1 Shareholder Approval. At the next annual meeting of shareholders of the Company, the Company shall seek approval of its shareholders so as to enable the Company to issue to the Subscriber 137,000 additional Shares at a purchase price of $3.6363 per share and to cause 548 of the Preferred Units to be redeemed at their purchase price, with the balance of the 2,200 Preferred Units to become convertible at any time in whole or in part by the holder upon not less than 30 days prior written notice into shares of Common Stock of the Company at a conversion price of $4.0909 per share and otherwise to contain the same provisions as in Exhibit A attached hereto.

          7.2 Agreement of Major Shareholders. Each of Cedar Bay Company, Homburg Invest USA Inc. and Richard Homburg hereby agrees to vote all its shares of Common Stock of the Company in favor of the proposal set forth in Section 7.1

ARTICLE VIII

MISCELLANEOUS

          8.1 Entire Understanding. This Subscription Agreement states the entire understanding between the parties with respect to the subject matter hereof, and supersedes all prior oral and written communications and agreements, and all contemporaneous oral communications and agreements, with respect to the subject matter hereof.

          8.2 Parties in Interest. This Subscription Agreement shall bind, benefit, and be enforceable by and against each party hereto and its successors, assigns, heirs, administrators and executors.

          8.3 Severability. If any provision of this Subscription Agreement is construed to be invalid, illegal or unenforceable, then the remaining provisions hereof shall not be affected thereby and shall be enforceable without regard thereto.

          8.4 Section Headings. Article and section headings in this Subscription Agreement are for convenience of reference only, do not constitute a part of this Subscription Agreement, and shall not affect its interpretation. 8.5 Expenses. Subscriber, on the one hand, and the Company, on the other hand, represent and warrant to each other that no brokerage commission or finder’s fees have been incurred in connection with the sale of the Shares to the Subscriber. All fees and expenses incurred by any party in connection with this Subscription Agreement will be borne by such party.

          8.6 Counterparts. This Subscription Agreement may be executed simultaneously in several counterparts and by facsimile, each of which will be deemed to be an original, but all of which together will constitute one and the same instrument.

          8.7 Notices. All notices hereunder shall be in writing and shall be deemed to have been given at the time when hand delivered, when received if sent by telecopier or by same day or overnight recognized commercial courier service, or three days after mailed by registered or certified mail, addressed to the address below stated of the party to which notice is given, or to such changed address as such party may have fixed by notice:

To the Company:	Cedar Income Fund, Ltd. 44 South Bayles Avenue Port Washington, New York 11050 Attention: Leo S. Ullman

To Subscriber:	Homburg Invest USA Inc. 11 Akerley Boulevard Dartmouth, Nova Scotia Canada B3B 1J7

provided, however, that any notice of change of address shall be effective only upon receipt.

          8.8 Controlling Law. THIS SUBSCRIPTION AGREEMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW.

          IN WITNESS WHEREOF, the Subscriber and the Company have executed this Subscription Agreement as of the date first written above.

Homburg Invest USA Inc. By: /s/ Cedar Income Fund, Ltd. By:/s/

Sections 5.2 and 7.2 are hereby
agreed to:

/s/
Richard Homburg

Section 7.2 is hereby agreed to:

Cedar Bay Company

By:/s/

EXHIBIT A

CEDAR INCOME FUND PARTNERSHIP, L.P.

DESIGNATION OF THE VOTING POWERS, DESIGNATIONS, PREFERENCES AND
RELATIVE, PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS AND
QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS

OF THE

SERIES A PREFERRED PARTNERSHIP UNITS

          The following are the terms of the Series A Preferred Partnership Units:

          (a) NUMBER. The maximum number of authorized Series A Preferred Partnership Units shall be 3,300.

          (b) RELATIVE SENIORITY. In respect of rights to receive quarterly distributions and to participate in distributions of payments in the event of any liquidation, dissolution or winding up of the Partnership, the Series A Preferred Partnership Units shall rank senior to the Common Partnership Units and any other class or series of Partnership Units of the Partnership ranking, as to quarterly distributions and upon liquidation, junior to the Series A Preferred Partnership Units (collectively, "Junior Partnership Units") and on a parity with all other Preferred Partnership Units of the Partnership which are not by their terms Junior Partnership Units.

          (c) QUARTERLY DISTRIBUTIONS.

                     (1) The holder of the outstanding Series A Preferred Partnership Units shall be entitled to receive, when as and if declared by the Partnership out of any funds legally available therefor, distributions at the rate of $90.00 per Series A Preferred Partnership Unit per year, payable in arrears in equal amounts of $22.50 per unit quarterly in cash on the 15th day of each March, June, September and December or, if not a Business Day (as hereinafter defined), the next succeeding Business Day (each such day being hereinafter called a "Distribution Date" and each period ending on the calendar day preceding a Distribution Date being hereinafter called a "Distribution Period"). Distributions shall be payable to holders of record as they appear in the records of the Partnership at the close of business on the applicable record date (a "Record Date"), which shall be the 1st day of the calendar month in which the applicable Distribution Date falls on or such other date designated by the Partnership for the payment of distributions that is not more than 30 nor less than 10 days prior to such Distribution Date. The amount of any distribution payable for any Distribution Period shorter than a full Distribution Period shall be computed on the basis of a 360-day year of twelve 30-day months.

                     “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

          (d) LIQUIDATION RIGHTS.

                     (1) Upon the voluntary or involuntary dissolution, liquidation or winding up of the Partnership (a "liquidation"), the holder of the Series A Preferred Partnership Units then outstanding, shall be entitled to receive in cash or property (at its fair market value determined by the General Partner) and to be paid out of the assets of the Partnership available for distribution to its partners, before any payment or distribution shall be made on any Junior Partnership Units, the amount of $1,000.00 per Series A Preferred Partnership Unit.

                     (2) After the payment to the holder of the Series A Preferred Partnership Units of the full liquidation amounts provided for herein, the holder of the Series A Preferred Partnership Units as such, shall have no right or claim to any of the remaining assets of the Partnership.

                     (3) If, upon any voluntary or involuntary dissolution, liquidation, or winding up of the Partnership, the amounts payable with respect to the preference distributions on the Series A Preferred Partnership Units and the Preferred Partnership Units of the Partnership ranking, as to any liquidation rights, on a parity with the Series A Preferred Partnership Units are not paid in full, the holders of the Series A Preferred Partnership Units and any other Preferred Partnership Units ranking, as to liquidation rights, on a parity with the Series A Preferred Partnership Units shall share ratably in any such distribution of assets of the Partnership in proportion to the full respective preference amounts to which they would otherwise be respectively entitled.

                     (4) Neither the sale, lease or conveyance of all or substantially all of the property or business of the Partnership, nor the merger or consolidation of the Partnership into or with any other entity or the merger or consolidation of any other entity into or with the Partnership, shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, for the purposes hereof.

          (e) OPTIONAL REDEMPTION.

                     (1) The Partnership may, at its option (subject to the provisions of this paragraph (e)), redeem at any time and from time to time, in whole or in part, the Series A Preferred Partnership Units at a price per unit (the "Redemption Price"), payable in cash, of $1,200.00 per Unit, on the date fixed for redemption (the "Redemption Date"), without interest. The Series A Preferred Partnership Units have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions.

                     (2) Notice of redemption will be mailed by the Partnership, postage prepaid, not less than 30 nor more than 60 days prior to the Redemption Date, addressed to each holder of record of the Series A Preferred Partnership Units to be redeemed at the address set forth in the transfer records of the Partnership. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series A Preferred Partnership Units except as to the holder to whom the Partnership has failed to give notice or except as to the holder to whom notice was defective. In addition to any information required by law or by the applicable rules of any exchange upon which Series A Preferred Partnership Units may be listed or admitted to trading, such notice shall state: (a) the Redemption Date; (b) the Redemption Price; (c) the number of Series A Preferred Partnership Units to be redeemed; and (d) the place or places where the Series A Preferred Partnership Units to be redeemed are to be surrendered for payment of the Redemption Price.

                     (3) If notice has been mailed in accordance with paragraph (e)(2) above and provided that on or before the Redemption Date specified in such notice all funds necessary for such redemption shall have been irrevocably set aside by the Partnership, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the Series A Preferred Partnership Units so called for redemption, so as to be, and to continue to be available therefor, then, from and after the Redemption Date, distributions on the Series A Preferred Partnership Units so called for redemption shall cease, and said units shall no longer be deemed to be outstanding and shall not have the status of Series A Preferred Partnership Units and all rights of the holders thereof as partners of the Partnership (except the right to receive the Redemption Price) shall cease. Upon surrender, in accordance with such notice, of the Series A Preferred Partnership Units so redeemed (properly endorsed or assigned for transfer, if the Partnership shall so require and the notice shall so state), such Series A Preferred Partnership Units shall be redeemed by the Partnership at the Redemption Price.

                     (4) Any funds deposited with a bank or trust company for the purpose of redeeming Series A Preferred Partnership Units shall be irrevocable except that:

                                (a) the Partnership shall be entitled to receive from such bank or trust company the interest or other earnings, if any, earned on any money so deposited in trust, and the holders of any Series A Preferred Partnership Units redeemed shall have no claim to such interest or other earnings; and

                                (b) any balance of monies so deposited by the Partnership and unclaimed by the holders of the Series A Preferred Partnership Units entitled thereto at the expiration of two years from the applicable Redemption Date shall be repaid, together with any interest or other earnings earned thereon, to the Partnership, and after any such repayment, the holders of the Series A Preferred Partnership Units entitled to the funds so repaid to the Partnership shall look only to the Partnership for payment without interest or other earnings.

                     (5) In case of redemption of less than all Series A Preferred Partnership Units at the time outstanding, the Series A Preferred Partnership Units to be redeemed shall be selected pro rata from the holders of record of such Series A Preferred Partnership Units in proportion to the number of Series A Preferred Partnership Units held by such holders (with adjustments to avoid redemption of fractional shares) or by any other equitable method determined by the Partnership.

          (f) VOTING RIGHTS. Except as required by law, and as set forth below, the holders of the Series A Preferred Partnership Units shall not be entitled to vote at any meeting of the Partnership or Cedar Income Fund Ltd. (the "Corporation") or for any other purpose or otherwise to participate in any action taken by the Partnership or the Corporation or the partners or shareholders thereof, or to receive notice of any meeting of the Partnership or Corporation.

                     (1) So long as any Series A Preferred Partnership Units remain outstanding, neither the Partnership nor the Corporation will, without the affirmative vote or consent of the holders of at least a majority of the Series A Preferred Partnership Units outstanding at the time, given in person, by proxy, or written consent, either in writing or at a meeting (voting separately as a class), amend, alter or repeal the provisions of the Partnership's Agreement of Limited Partnership or the Articles of Incorporation of the Corporation, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Partnership Units or the holders thereof; provided, however, with respect to the occurrence of any of such Events, so long as the Series A Preferred Partnership Units remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Partnership or the Corporation may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Series A Preferred Partnership Units.

                     (2) In the event the distributions payable hereunder are in arrears for a period of more than 90 days, the holders of Series A Preferred Partnership Units shall have the right to vote, together with the Common Stock of the Corporation, on all matters on which the holders of Common Stock shall have the right to vote. The holders of Series A Preferred Partnership Units shall have the right to cast one vote for each share of Common Stock into which each Series A Preferred Partnership Units is convertible.

                     (3) The voting provisions contained in paragraphs (1) and (2) above will not apply if, at or prior to the time when the act with respect to which such vote or consent would otherwise be required shall be effected, all outstanding Series A Preferred Partnership Units shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

                     (4) On each matter submitted to a vote of the holders of Series A Preferred Partnership Units in accordance with this paragraph (f), or as otherwise required by law, each Series A Preferred Partnership Unit shall be entitled to 222.22 votes. With respect to each Series A Preferred Partnership Unit, the holder thereof may designate a proxy, with each such proxy having the right to vote on behalf of the holder.

          (g) CONVERSION. (1) Prior to approval by the stockholders of the Corporation, the Series A Preferred Partnership Units are not convertible into or exchangeable for any other property or securities of the Partnership or Corporation. After approval by the stockholders of the Corporation, the holders of Series A Preferred Partnership Units shall have the right at any time and from time to time in whole or in part upon at least 30 days prior written notice to the Corporation, to convert the Series A Preferred Partnership Units into Common Stock of the Corporation at a conversion price of $4.0909 per share, with the number of shares of Common Stock issuable upon conversion of each Series A Preferred Partnership Unit equal to $909.09 divided by $4.0909 or 222.22 shares.

                     (2) If the Corporation shall subdivide the outstanding shares of Common Stock, or combine the outstanding shares of Common Stock into a greater number of shares of Common Stock, or combine the outstanding shares of Common Stock into a lesser number of shares, or issue by reclassification of its shares of Common Stock any shares of the Corporation, the applicable conversion price in effect immediately prior thereto shall be adjusted so that the holders of Series A Preferred Partnership Units thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock which such holder would have owned or been entitled to receive after the happening of any of the events described above if such Series A Preferred Partnership Units had been converted immediately prior to the happening of such event on the day upon which such subdivision, combination or reclassification, as the case may be, becomes effective. In case of the redemption of Series A Preferred Partnership Units, the right of conversion shall terminate as to the shares to be redeemed at the close of business two days preceding the date fixed for redemption. When Series A Preferred Partnership Units are converted, all distributions accrued and unpaid shall be cancelled and not paid.

          (h) TRANSFER RESTRICTIONS.

          The Series A Preferred Partnership Units shall be subject to all the provisions of the Partnership Agreement, including all restrictions on transfers of Partnership Units.